# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Golden Matrix Group, Inc., CIK 0001437925
CUSIP: 381098300
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3651 LINDELL ROAD, STE D131, LAS VEGAS, Nevada (NV), 89103
Date of event which requires filing of this statement: 01/29/2025
Filed by CIK 0002016463
Persons authorized to receive notices and communications: Zoran Milosevic, Bulevar Mihajla Pupina 10B, Belgrade, Serbia (Z2), 11070, 381113015309

## Reporting persons
- Aleksandar Milovanovic (CIK 0002016463): type of reporting person: individual (IN); citizenship or place of organization: Serbia (Z2); member of a group; source of funds: subject company funds (SC); sole voting power 84,709,513; shared voting power 0; sole dispositive power 84,709,513; shared dispositive power 0; aggregate amount beneficially owned 84,709,513 (61.1% of the class)
  Comment: (7),(9),(11) Includes 850 shares of common stock issuable upon conversion of 850 shares of Series C Voting Preferred Stock held by Mr. Milovanović.
  (7),(11) When including the voting rights of the 850 shares of Series C Voting Preferred Stock held by Mr. Milovanović, which each vote 7,500 voting shares, or 6,375,000 voting shares in aggregate, such shares would total 91,083,663.
  (13) When including all voting shares of the Issuer outstanding and the voting rights of the 850 shares of Series C Voting Preferred Stock held by Mr. Milovanović, which each vote 7,500 voting shares, or 6,375,000 voting shares in aggregate, such voting percentage would total 59.3%. Based solely for the purposes of such calculation on a total of 153,591,616 total voting shares including 138,591,616 total common shares, the number of shares outstanding as of May 30, 2025, as confirmed by the Issuer's Transfer Agent, 7,500,000 shares voted by the Series B Voting Preferred Stock and 7,500,000 shares voted by the Series C Voting Preferred Stock.
  (13) Based solely for the purposes of such calculation on 138,591,616 total common shares, the number of shares outstanding as of May 30, 2025, as confirmed by the Issuer's Transfer Agent.
  (7),(9),(11),(13) Does not include shares of Common Stock held by the other Group Members (as defined below in Item 2). The Reporting Persons (as defined below in Item 2) believe that they and the other Group Members together as a "group" may be deemed to collectively beneficially own in the aggregate 105,790,540 total voting shares or 68.9% of the Issuer's total voting shares, as of May 30, 2025.
- Zoran Milosevic (CIK 0002018306): type of reporting person: individual (IN); citizenship or place of organization: Serbia (Z2); member of a group; source of funds: subject company funds (SC); sole voting power 9,057,764; shared voting power 0; sole dispositive power 9,057,764; shared dispositive power 0; aggregate amount beneficially owned 9,057,764 (6.5% of the class)
  Comment: (7),(9),(11) Includes 100 shares of common stock issuable upon conversion of 100 shares of Series C Voting Preferred Stock held by the Reporting Person.
  (7),(11) When including the voting rights of the 100 shares of Series C Voting Preferred Stock held by the Reporting Person, which each vote 7,500 voting shares, or 750,000 voting shares in aggregate, such shares would total 9,807,664.
  (13) When including all voting shares of the Issuer outstanding and the voting rights of the 100 shares of Series C Voting Preferred Stock held by the Reporting Person, which each vote 7,500 voting shares, or 750,000 voting shares in aggregate, such voting percentage would total 6.4%. Based solely for the purposes of such calculation on a total of 153,591,616 total voting shares including 138,591,616 total common shares, the number of shares outstanding as of May 30, 2025, as confirmed by the Issuer's Transfer Agent, 7,500,000 shares voted by the Series B Voting Preferred Stock and 7,500,000 shares voted by the Series C Voting Preferred Stock.
  (13) Based solely for the purposes of such calculation on 138,591,616 total common shares, the number of shares outstanding as of May 30, 2025, as confirmed by the Issuer's Transfer Agent.
  (7),(9),(11),(13) Does not include shares of Common Stock held by the other Group Members (as defined below in Item 2). The Reporting Persons (as defined below in Item 2) believe that they and the other Group Members together as a "group" may be deemed to collectively beneficially own in the aggregate 105,790,540 total voting shares or 68.9% of the Issuer's total voting shares, as of May 30, 2025.
- Snezana Bozovic (CIK 0002017899): type of reporting person: individual (IN); citizenship or place of organization: Serbia (Z2); member of a group; source of funds: subject company funds (SC); sole voting power 4,542,263; shared voting power 0; sole dispositive power 4,542,263; shared dispositive power 0; aggregate amount beneficially owned 4,542,263 (3.3% of the class)
  Comment: (7),(9),(11) Includes 50 shares of common stock issuable upon conversion of 50 shares of Series C Voting Preferred Stock held by the Reporting Person.
  (7),(11) When including the voting rights of the 50 shares of Series C Voting Preferred Stock held by the Reporting Person, which each vote 7,500 voting shares, or 375,000 voting shares in aggregate, such shares would total 4,899,213.
  (13) When including all voting shares of the Issuer outstanding and the voting rights of the 50 shares of Series C Voting Preferred Stock held by the Reporting Person, which each vote 7,500 voting shares, or 375,000 voting shares in aggregate, such voting percentage would total 3.2%. Based solely for the purposes of such calculation on a total of 153,591,616 total voting shares including 138,591,616 total common shares, the number of shares outstanding as of May 30, 2025, as confirmed by the Issuer's Transfer Agent, 7,500,000 shares voted by the Series B Voting Preferred Stock and 7,500,000 shares voted by the Series C Voting Preferred Stock.
  (13) Based solely for the purposes of such calculation on 138,591,616 total common shares, the number of shares outstanding as of May 30, 2025, as confirmed by the Issuer's Transfer Agent.
  (7),(9),(11),(13) Does not include shares of Common Stock held by the other Group Members (as defined below in Item 2). The Reporting Persons (as defined below in Item 2) believe that they and the other Group Members together as a "group" may be deemed to collectively beneficially own in the aggregate 105,790,540 total voting shares or 68.9% of the Issuer's total voting shares, as of May 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Golden Matrix Group, Inc.
Address of issuer's principal executive offices: 3651 LINDELL ROAD, STE D131, LAS VEGAS, Nevada (NV), 89103
Comment:
This Amendment No. 4 (the "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on April 11, 2024, by (1) Aleksandar Milovanovic, an individual; (2) Zoran Milosevic, an individual; and (3) Snezana Bozovic, an individual (collectively, the "Reporting Persons" or the "Sellers"), as amended by Amendment No. 1 thereto filed with the Commission on August 28, 2024, Amendment No. 2 thereto filed with the Commission on October 3, 2024 and Amendment No. 3 thereto filed with the Commission on January 22, 2025 (the Schedule 13D as amended to date, the "Schedule 13D").

As used in this Amendment:

"Common Stock" means the common stock of the Issuer;

"Issuer" or "Company" means Golden Matrix Group, Inc.; and

"MeridianBet Group"

means each of Meridian Tech Drustvo Sa Ogranicenom Odgovornoscu Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia; Drustvo Sa Ogranicenom Odgovornoscu "Meridianbet" Drustvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro; Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta; and Meridian Gaming (Cy) Ltd, a company formed and registered in the republic of Cyprus, wholly-owned subsidiaries of the Issuer.

Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein. This Amendment should be read together with the Schedule 13D.
This Amendment reports, among other things, the entry into the A&R Voting Agreement, as discussed below, which also terminated Anthony Brian Goodman's and Luxor Capital, LLC's, status as members of the previous "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), comprised of the Reporting Persons, Mr. Goodman and Luxor Capital, LLC, as described in greater detail in Amendment No. 3. The Reporting Persons believe however that they remain a "group" as discussed below in Item 2.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by:

(1) Aleksandar Milovanovic ("Milovanovic"), an individual;

(2) Zoran Milosevic ("Milosevic"), an individual; and

(3) Snezana Bozovic ("Bozovic"), an individual.

Each of Milovanovic, Milosevic, and Bozovic are referred to herein as a "Reporting Person" and collectively as the "Reporting Persons".
Residence or business address:
The principal business address of:

(1) Milovanovic is Sanje Zivanovica 18 Belgrade, Serbia;

(2) Milosevic is Bulevar Mihajla Pupina 10B Belgrade, Serbia; and

(3) Bozovic is Bulevar Mihajla Pupina 10B Belgrade, Serbia.
Present principal occupation or employment:
The principal occupation of:

(1) Milovanovic is Investor;

(2) Milosevic is CEO of MeridianBet Group; and

(3) Bozovic is co-COO of MeridianBet Group and a member of the Board of Directors of the Issuer.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship:
(1) Milovanovic is a citizen of Serbia;

(2) Milosevic is a citizen of Serbia; and

(3) Bozovic is a citizen of Serbia.

As discussed under Item 4 hereof, the Reporting Persons (the "Group Members") may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as a result of the A&R Voting Agreement (discussed below) and the Group Members together as a "group" may be deemed to collectively beneficially own in the aggregate 105,790,540 total voting shares or 68.9% of the Issuer's total voting shares, as of May 30, 2025. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by the Group Members, except as to their pecuniary interest therein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by adding the following at the end thereof:

From October 31, 2024 to May 6, 2025, Aleksandar Milovanovic purchased an aggregate of 1,528,649 shares of the Company's common stock in the open market as described in Appendix A hereto.
On November 5, 2024, the Company repaid $203,576 of the Deferred Cash Convertible Promissory Note held by Aleksandar Milovanovic.

On November 9, 2024, Bozovic vested 9,375 restricted stock units which were subject to time based vesting and was issued 9,375 shares of common stock.

On January 13, 2025, Aleksandar Milovanovic agreed to convert $501,591 of the Deferred Cash Convertible Promissory Note (the then entire remaining balance of such note) into 250,796 shares of common stock of the Company at a conversion price of $2.00 per share.

On January 12, 2025, the Board of Directors of the Company, with the recommendation of the Compensation Committee of the Board of Directors of the Company, approved the grant of (a) 300,000 Restricted Stock Units ("RSUs") to Zoran Milosevic; and (b) the grant of 75,000 RSUs to Snezana Bozovic. The RSUs were granted in consideration for services to be rendered to the Company through the end of 2025.
The RSUs will vest to the extent and in the amounts set forth below, to the extent the following performance metrics are met by the Company, and that the recipients remain as an officer or director of the Company through the applicable vesting dates, subject to certain customary accelerated vesting terms:

Revenue Targets AEBITDA Targets
Performance Period Target Goal RSUs Vested Target Goal RSUs Vested
Year ended December 31, 2025 2024 Revenue * 1.1 * 2024 AEBITDA * 1.1 *
Year ended December 31, 2025 2024 Revenue * 1.2 * 2024 AEBITDA * 1.2 *

* 25% of the total RSUs granted.

For the purposes of the table above: (a) "AEBITDA" means net income before interest, taxes, depreciation, amortization and stock-based compensation and restructuring costs of the Company; (b) "Revenue" means annual revenue of the Company; (c) "2024 Revenue" means actual Revenue achieved during the 12 month period from January 1, 2024 to December 31, 2024, as set forth in the Company's audited year-end financial statements; and (d) "2024 AEBITDA" means actual AEBITDA achieved during the 12 month period from January 1, 2024 to December 31, 2024, as set forth in the Company's audited year-end financial statements (collectively, the "Target Definitions"). Both Revenue and AEBITDA, and the determination of whether or not the applicable Revenue and AEBITDA targets above have been met will be determined based on the audited financial statements of the Company filed with the Securities and Exchange Commission in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, and shall be determined on the date such Annual Report on Form 10-K is filed publicly with the Securities and Exchange Commission.

The RSUs discussed above were granted pursuant to, and subject in all cases to, the terms of the Company's 2023 Equity Incentive Plan.

On January 29, 2025, the Issuer, Mr. Anthony Brian Goodman, the Chief Executive Officer and member of the Board of Directors of the Company, Luxor Capital, LLC, which entity is owned and controlled by Mr. Goodman ("Luxor"), Aleksandar Milovanovic, Zoran Milosevic and Snezana Bozovic, entered into an Amended and Restated Nominating and Voting Agreement (the "A&R Voting Agreement"), which amended and restated that prior nominating and voting agreement entered into between the parties on April 9, 2024 (the "Prior Voting Agreement").
The revised Voting Agreement outlines that the Company's Board of Directors will consist of up to six members-two appointed by the Sellers as holders of Series C Preferred Stock and four appointed by the Company's Nominating and Corporate Governance Committee (the "Committee"). However, following the resignation of Board member Weiting (Cathy) Feng, the Board shall consist of up to five members, with two appointed by the Sellers and three by the Committee.
Under the A&R Voting Agreement, the Sellers are obligated, until the earlier of April 9, 2026, the occurrence of certain specified termination events, or mutual agreement with the Independent Directors, to vote in favor of director nominees selected by the Committee and to refrain from voting to remove any Committee-nominated directors, subject to certain exceptions described in the agreement. The Committee must be composed of two independent directors-one appointed by the Sellers (who will serve as chair) and one by the full Board. If the Committee cannot agree on a nominee, the independent directors on the Board are empowered to resolve the tie by majority vote. Finally, the Sellers have agreed not to seek or support the removal of Mr. Goodman as Chief Executive Officer, or to reduce his authority under a Management Agreement, except for cause or if required by their fiduciary duties.
Effective on March 25, 2025, Bozovic was appointed as a member of the Board of Directors of the Company.

As part of the consideration for the acquisition of MeridianBet Group, the Issuer agreed to pay the Sellers (i) $5,000,000 (the "Contingent Cash Consideration") and (ii) 5,000,000 restricted shares of common stock which were originally due to the Sellers within five business days of October 9, 2024.

Pursuant to an October 1, 2024, Fifth Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital (the "Fifth Amendment"), the Purchase Agreement was amended to among other things, provide that a total of $2,000,000 of the Contingent Cash Consideration due to Milovanovic was agreed to be satisfied in shares of Company common stock, and the remaining $2,625,000 of Contingent Cash Consideration due to Milovanovic, was agreed to be deferred until at least November 9, 2024, and to thereafter be payable upon written demand by Milovanovic to the Company, within two (2) business days.
Subsequently, a total of $1,459,642 of the Contingent Cash Consideration due to Milovanovic was repaid by the Company in cash, leaving $1,165,358 due to Milovanovic (the "Remaining Contingent Cash").
On February 23, 2025, the Company and Milovanovic entered into a Debt Conversion Agreement dated February 18, 2025 (the "February 2025 Debt Conversion Agreement"), pursuant to which the Company and Milovanovic agreed to convert the Remaining Contingent Cash into 647,422 shares of common stock of the Company, based on a conversion price of $1.80 per share (the "Debt Conversion Shares").
As part of the consideration for the acquisition of MeridianBet Group, the Company agreed to pay the Sellers, among other consideration, a total of $10,000,000 twelve (12) months after the Closing Date (the "Non-Contingent Post-Closing Cash Consideration").

On, and effective on, April 9, 2025, the Issuer and the Sellers entered into a Sixth Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital (the "Sixth Amendment"), which amended the Purchase Agreement to (a) confirm that $179,540 of the Non-Contingent Post-Closing Cash Consideration had already been paid by the Company subsequent to the Closing Date and prior to April 9, 2025; (b) provide that a total of: (i) $9,445,460 of Non-Contingent Post-Closing Cash Consideration owed to Milovanovic (i.e., the entire remaining amount of the Non-Contingent Post-Closing Cash Consideration owed to Milovanovic) would be converted into common stock of the Company, pursuant to a separate Post-Closing Cash Consideration Conversion Agreement entered into between the Company and Milovanovic on or around April 9, 2025 (the "First Post-Closing Cash Conversion Agreement"), and (ii) provide that $100,000 owed to Milosevic and $25,000 owed to Bozovic would be converted into common stock of the Company, pursuant to a separate Post-Closing Cash Consideration Conversion Agreement entered into between the Company and Milosevic and Bozovic on or around April 9, 2025 (the "Second Post-Closing Cash Conversion Agreement", and together with the First Post-Closing Cash Conversion Agreement, the "Post-Closing Cash Conversion Agreements"); and (c) provide that the remaining unpaid amount of the Non-Contingent Post-Closing Cash Consideration owed to Milosevic ($150,000) and Bozovic ($100,000) would be due and payable by the Company on or before October 9, 2025.

Also on April 9, 2025, the Company entered into the First Post-Closing Cash Conversion Agreement with Milovanovic and the Second Post-Closing Cash Conversion Agreement with Milosevic and Bozovic.
Pursuant to the First Post-Closing Cash Conversion Agreement, the Company and Milovanovic agreed to convert an aggregate of $9,445,460 of Non-Contingent Post-Closing Cash Consideration payable to Milovanovic by the Company pursuant to the terms of the Purchase Agreement, into 4,843,826 shares of common stock of the Company, based on a conversion price of $1.95 per share.

Pursuant to the Second Post-Closing Cash Conversion Agreement (a) Milosevic agreed to convert an aggregate of $100,000 of the Non-Contingent Post-Closing Cash Consideration payable to Milosevic by the Company pursuant to the terms of the Purchase Agreement into 50,000 shares of common stock of the Company, and (b) Bozovic agreed to convert an aggregate of $25,000 of the Non-Contingent Post-Closing Cash Consideration payable to Bozovic by the Company pursuant to the terms of the Purchase Agreement into 12,500 shares of common stock of the Company, each based on a conversion price of $2.00 per share, which was greater than the consolidated closing bid price of the Company's common stock on the date the agreement became binding on all parties.

On May 9, 2025, Bozovic vested 9,375 restricted stock units which were subject to time based vesting and was issued 9,375 shares of common stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and restated to read in its entirety as follows:

The information set forth in Item 3, including, but not limited to information regarding the A&R Voting Agreement, is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions (including gifts) or otherwise.

Except as may occur in the ordinary course of business of the Company, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except pursuant to the rights set forth in the A&R Voting Agreement and Series C Designation;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above (except as discussed below).

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law.

Due to the terms of the A&R Voting Agreement, the Reporting Persons may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act.

The Reporting Persons acquired, and presently hold, the securities reported herein for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation of Ms. Bozovic on the Board of the Issuer. Additionally, Ms. Bozovic, in her capacity as a member of the Board, may from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains her right to modify her plans with respect to the transactions described in this Item 4 and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities beneficially owned by each Reporting Person are set forth on rows 11 and 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

Item 2 and Item 4 of this Schedule 13D, which identifies the Reporting Persons and the Group Members and discloses the voting provisions of the A&R Voting Agreement, is incorporated herein by this reference thereto.

Due to the terms of the A&R Voting Agreement, the Reporting Persons may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act. The Group Members may be deemed to collectively beneficially own in the aggregate 105,790,540 total voting shares or 68.9% of the Issuer's total voting shares, as of May 30, 2025.
Transactions in the class effected during the past sixty days: The information in Item 3 is incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 as amended through Amendment No. 3, is hereby amended and supplemented by adding the following at the end thereof:

The information provided or incorporated by reference in Items 2, 3, 4 and 5 of the Schedule 13D, including, but not limited to the information regarding the Purchase Agreement (and amendments), Series C Designation, Voting Agreement, Debt Conversion Agreements, Convertible Note, RSU Award Grant Agreements, Employment Agreements, and A&R Voting Agreement, is hereby incorporated herein by reference.

Amended and Restated Nominating and Voting Agreement

The description of the A&R Voting Agreement set forth in Item 4 above is incorporated by reference herein in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Amended and Restated Sale and Purchase Agreement of Share Capital dated June 27, 2023 by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Drustvo Sa Ograničenom Odgovornoscu Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Drustvo Sa Ograničenom Odgovornoscu "Meridianbet" Drustvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers - http://www.sec.gov/Archives/edgar/data/1437925/000147793223004933/gmgi_ex22.htm
2 First Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated September 22, 2023 by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Drustvo Sa Ograničenom Odgovornoscu Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Drustvo Sa Ograničenom Odgovornoscu "Meridianbet" Drustvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers - http://www.sec.gov/Archives/edgar/data/1437925/000147793223007193/gmgi_ex22.htm
3 Second Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated January 22, 2024, by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Drustvo Sa Ograničenom Odgovornoscu Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Drustvo Sa Ograničenom Odgovornoscu "Meridianbet" Drustvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers - http://www.sec.gov/Archives/edgar/data/1437925/000147793224000334/gmgi_ex23.htm
4 Third Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated April 8, 2024, by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Drustvo Sa Ograničenom Odgovornoscu Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Drustvo Sa Ograničenom Odgovornoscu "Meridianbet" Drustvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers - http://www.sec.gov/Archives/edgar/data/1437925/000147793224001928/gmgi_ex24.htm
5 Nominating and Voting Agreement dated April 9, 2024, by and between Golden Matrix Group, Inc., Aleksandar Milovanovic, Zoran Milosevic and Snezana Bozovic - http://www.sec.gov/Archives/edgar/data/1437925/000147793224001928/gmgi_ex101.htm
6 Certificate of Designation of Golden Matrix Group, Inc. Establishing the Designation, Preferences, Limitations and Relative Rights of Its Series C Preferred Stock, as filed with the Secretary of State of Nevada on April 4, 2024 - http://www.sec.gov/Archives/edgar/data/1437925/000147793224001928/gmgi_ex32.htm
7 Fourth Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated June 17, 2024, by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Drustvo Sa Ograničenom Odgovornoscu Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Drustvo Sa Ograničenom Odgovornoscu "Meridianbet" Drustvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers - http://www.sec.gov/Archives/edgar/data/1437925/000147793224003781/gmgi_ex25.htm
8 Fifth Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated October 1, 2024, by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Drustvo Sa Ograničenom Odgovornoscu Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Drustvo Sa Ograničenom Odgovornoscu "Meridianbet" Drustvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers - http://www.sec.gov/Archives/edgar/data/1437925/000147793224006129/gmgi_ex26.htm
9 Form of Golden Matrix Group, Inc. RSU Award Grant Notice Award Agreement (2022 Equity Incentive Plan)(director, officer and employee awards - May 2024) - http://www.sec.gov/Archives/edgar/data/1437925/000147793224002655/gmgi_ex101.htm
10 Form of Golden Matrix Group, Inc. RSU Award Grant Notice Award Agreement (2022 Equity Incentive Plan)(Meridian Company employee awards - May 2024) - http://www.sec.gov/Archives/edgar/data/1437925/000147793224002655/gmgi_ex102.htm
11 Debt Conversion Agreement dated June 17, 2024, by and between Golden Matrix Group, Inc. and Aleksandar Milovanovic - http://www.sec.gov/Archives/edgar/data/1437925/000147793224002655/gmgi_ex102.htm
12 Deferred Compensation Convertible Promissory Note dated June 17, 2024, in the amount of $3,000,000 representing amounts owed by Golden Matrix Group, Inc. to Aleksandar Milovanovic - http://www.sec.gov/Archives/edgar/data/1437925/000147793224003781/gmgi_ex102.htm
13 Employment Agreement dated June 18 2024, between Meridian Tech Drustvo Sa Ograničenom Odgovornoscu Beograd and Zoran Milosevic - http://www.sec.gov/Archives/edgar/data/1437925/000147793224003781/gmgi_ex105.htm
14 Employment Agreement dated June 18 2024, between Meridian Tech Drustvo Sa Ograničenom Odgovornoscu Beograd and Snezana Bozovic - http://www.sec.gov/Archives/edgar/data/1437925/000147793224003781/gmgi_ex106.htm
15 Debt Conversion Agreement dated October 1, 2024, by and between Golden Matrix Group, Inc. and Aleksandar Milovanovic, Zoran Milosevic and Snezana Bozovic - http://www.sec.gov/Archives/edgar/data/1437925/000147793224006129/gmgi_ex101.htm
16 Amended and Restated Nominating and Voting Agreement dated January 29, 2025, by and between Golden Matrix Group, Inc., Anthony Brian Goodman, Luxor Capital, LLC, Aleksandar Milovanovic, Zoran Milosevic and Snezana Bozovic - https://www.sec.gov/Archives/edgar/data/1437925/000147793225000570/gmgi_ex101.htm
17 Joint Filing Agreement by and among Aleksandar Milovanovic, Zoran Milosevic, and Snezana Bozovic, dated April 11, 2024, filed as Exhibit 7 to the original Schedule 13D, and incorporated by reference herein - http://www.sec.gov/Archives/edgar/data/1437925/000147793224002024/gmgi_ex7.htm
18 Debt Conversion Agreement dated February 18, 2025, by and between Golden Matrix Group, Inc. and Aleksandar Milovanovic - https://www.sec.gov/Archives/edgar/data/1437925/000147793225001262/gmgi_ex101.htm
19 Sixth Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated April 9, 2025, by and between Golden Matrix Group, Inc., as purchaser and the shareholders of: Meridian Tech Drustvo Sa Ograničenom Odgovornoscu Beograd, a private limited company formed and registered in and under the laws of the Republic of Serbia, Drustvo Sa Ograničenom Odgovornoscu "Meridianbet" Drustvo Za Proizvodnju, Promet Roba I Usluga, Export Import Podgorica, a private limited company formed and registered in and under the laws of Montenegro, Meridian Gaming Holdings Ltd., a company formed and registered in the Republic of Malta, and Meridian Gaming (Cy) Ltd, a company formed and registered in the Republic of Cyprus, as sellers - https://www.sec.gov/Archives/edgar/data/1437925/000147793225002670/gmgi_ex27.htm
20 Post-Closing Cash Consideration Conversion Agreement dated April 9, 2025, by and between Golden Matrix Group, Inc. and Aleksandar Milovanovic - https://www.sec.gov/Archives/edgar/data/1437925/000147793225002670/gmgi_ex101.htm
21 Post-Closing Cash Consideration Conversion Agreement dated April 9, 2025, by and between Golden Matrix Group, Inc. and Zoran Milosevic and Snezana Bozovic - https://www.sec.gov/Archives/edgar/data/1437925/000147793225002670/gmgi_ex102.htm

## Signatures
- Aleksandar Milovanovic: /s/ Aleksandar Milovanovic, Aleksandar Milovanovic (06/02/2025)
- Zoran Milosevic: /s/ Zoran Milosevic, Zoran Milosevic (06/02/2025)
- Snezana Bozovic: /s/ Snezana Bozovic, Snezana Bozovic (06/02/2025)